Exhibit 4

DATED            JUNE 2007

(1) FUTUREMEDIA PLC

(2) CORNELL CAPITAL PARTNERS, LP

DEBENTURE

CONTENTS

CLAUSE

1	INTERPRETATION	3
2	COVENANT TO PAY	9
3	CREATION OF SECURITY	9
4	REPRESENTATIONS - GENERAL	12
5	UNDERTAKING - GENERAL	12
6	RESTRICTIONS ON DEALINGS	14
7	REAL PROPERTY	14
8	INVESTMENTS	20
9	DEBTS AND RENTAL INCOME	23
10	INTELLECTUAL PROPERTY	24
11	BANK ACOUNTS	25
12	NOTICE	25
13	CONTRACTS	26
14	ENFORCEMENT	26
15	ADMINISTRATOR AND RECEIVER	28
16	POWERS OF ADMINISTRATOR AND RECEIVER	29
17	APPLICATION OF PROCEEDS	30
18	INTEREST	30
19	EXPENSES AND INDEMNITY	31
20	PROTECTION FOR CHARGEE	31
21	FURTHER ASSURANCES	32
22	POWER OF ATTORNEY	32
23	MISCELLANEOUS	33
24	AMENDMENTS AND CONSENTS	36
25	ASSIGNMENT AND DISCLOSURE	36
26	CERTIFICATE	36
27	NOTICES	36
28	ELECTRONIC COMMUNICATIONS	37
29	LIABILITY TO THIRD PARTIES	37
30	GOVERNING LAW	37
31	JURISDICTION	37

SCHEDULE

SCHEDULE 1 - CONTRACTS NOTICE		38
NOTICE OF CHARGE		38
ACKNOWLEDGEMENT OF CHARGE		39
SCHEDULE 2 - BANK ACCOUNTS NOTICE		40
NOTICE OF CHARGE		40
ACKNOWLEDGEMENT OF CHARGE		41

DEBENTURE BY DEED dated 1 June 2007 BETWEEN:

(1)	FUTUREMEDIA PLC incorporated under registered number 01616881 and whose registered office is at Nile House, Nile Street, Brighton, East Sussex BN1 1HW (the “Chargor”); and

(2)	CORNELL CAPITAL PARTNERS, LP a limited partnership registered in Delaware and whose address is 101 Hudson Street, Jersey City, NJ 07302 USA. (the "Chargee").

BACKGROUND:

The Chargee has agreed to make or continue to make available credit facilities on condition that the Chargor provides the Security. Accordingly the Chargor has agreed to execute this Debenture.

IT IS AGREED as follows -

1	INTERPRETATION

1.1	DEFINED TERMS

‘Act’ means the Law of Property Act 1925;

‘Administrative Receiver’ means an administrative receiver, as referred to in the Insolvency Legislation, of some or all of the Security Assets;

‘Administrator’ means an administrator appointed under this Deed;

‘Bank Accounts’ means all bank accounts of the Chargor from time to time;

‘Contracts’ means each of the contracts and agreements as the Chargee may designate by notice in writing to the Chargor as being part of the security created by this Deed;

‘Debts’ mean all book debts, other debts, royalties, fees and other amounts due to the Chargor from any other person including, without limitation, amounts due under letters of credit in its favour and under bills of exchange, negotiable and bearer instruments held by it (whether present, future or contingent and whether acquired from a third party) together with all collateral, security, guarantees or other rights connected with them;

‘Default Rate’ means 3 % plus the rate of interest paid by the Chargee to fund the relevant amount from whatever source;

"Developments" means any works of construction on any Real Property; or any refurbishment or of any Real Property.

‘Enforcement Date’ means any date on which the Chargee demands payment of the Secured Obligations or any step is taken to put the Chargor into administration;

‘Event of Default’ means an Event of Default as defined in a Facility Agreement or any failure to pay when due any other amount owing pursuant to any Facility Agreement;

‘Facility Agreement’ means (i) the securities purchase agreement dated as of 19 April 2006 and made between the Chargor and the Chargee; (ii) the warrant dated 19 April 2006 in respect of 750,000 ordinary shares in the Chargor and granted by the Chargor in favour of the Chargee; (iii) the warrant dated 19 April 2006 in respect of 4,000,000 ordinary shares in the Chargor and granted by the Chargor in favour of the Chargee; (iv) the secured convertible note dated 19 April 2006 in respect of $5,500,000 issued by the Chargor to the Chargee; (v) the securities purchase agreement dated on or about the date of this Deed and made between the Chargor and the Chargee; (vi) the secured convertible note dated on or about the date of this Deed in respect of $4,500,000 issued by the Chargor to the Chargee; and (vii) any other agreement, whether verbal or written, from time to time, which gives rise to the Secured Obligations as amended or restated from time to time;

‘Fixtures’ means all fixtures and fittings on the Real Property;

‘Insolvency Event’ means -

(a)
the dissolution, liquidation, provisional liquidation, administration, administrative receivership or receivership of that person or the entering into by that person of a voluntary arrangement or scheme of arrangement with creditors;

(b)	any analogous or similar procedure in any jurisdiction other than England;

(c)	any other form of procedure relating to insolvency, reorganisation or dissolution in any jurisdiction;

‘Insolvency Legislation’ means -

(a)	the Insolvency Act 1986 and secondary legislation made under it; and

(b)	any other primary or secondary legislation in England from time to time relating to insolvency or reorganisation;

‘Insurances’ mean all contracts and policies of insurance in which the Chargor is the insured or has an interest;

‘Intellectual Property Rights’ means -

(a)	any know-how, patent, trade mark, service mark, design, brand name, business name or similar right;

(b)	any copyright or other intellectual property monopoly right;

(c)	any interest (including by way of licence) in any of the above; and

(d)	any application for any of the above,

in each case whether registered or not;

‘Investments’ means -

(a)	the Securities;

(b)	the Shares;

(c)	any dividend or interest paid or payable in relation to any of the above; and

(d)
any right, money or property accruing or offered at any time in relation to any of the above by way of redemption, substitution, exchange, conversion, bonus or preference including option or warrant rights or otherwise;

‘Permitted Security Interests’ means -

(a)	the security granted by or pursuant to the terms of this Deed;

(b)	retention of title agreements entered into in the ordinary course of the Chargor’s business relating to the unpaid purchase price of goods supplied to the Chargor;

(c)	liens arising by operation of law and in the ordinary course of trading; and

(d)	any other Security Interest which the Chargee has given its express prior written consent to creating;

(e)	any security created by any of the deeds listed in Schedule 3.

‘Plant and Machinery’ means all plant and machinery together with the benefit of all warranties, maintenance contracts, sale and purchase options, rights and interests relating to them;

‘Premises’ means all buildings on the Real Property;

‘Real Property’ means all freehold or leasehold property now vested in the Chargor, together with all Fixtures and all agreements, options, covenants and rights relating to and for the benefit of it and the income derived from such rights;

‘Receiver’ means an Administrative Receiver or a Specific Receiver;

‘Rental Income’ means all rent paid or payable to the Chargor including amounts paid or payable by guarantors of, and sums received from deposits held as security for, rent, interest, awards of damages, settlement sums and insurance payments in respect of loss of rent and premiums and licence fees paid on the grant or surrender of leases and licences or amendment or waiver of their terms;

‘Secured Obligations’ mean all monies, obligations and liabilities now or at any time due from, owing or incurred by the Chargor to the Chargee and whether such monies, obligations or liabilities are express or implied, present or future, actual or contingent, joint or several, incurred as principal or surety or in some other capacity and whether unascertained collateral or unmatured and whether originally owing to the Chargee or purchased or otherwise acquired by it, and whether denominated in sterling, or in any other currency, or incurred on any account or in any manner whatsoever;

‘Securities’ means debentures, bonds and other securities owned by the Chargor or held by any trustee, nominee, depositary, custodian or clearing house, system or agent on its behalf;

‘Security’ means all security created by this Deed;

‘Security Assets’ means all assets of the Chargor which are the subject of the Security;

‘Security Interest’ means any mortgage, charge, pledge, lien, assignment, hypothecation, title retention, preferential right, trust, right of combination or set off, flawed asset or other agreement or arrangement of any kind having the effect of security or conferring a priority of payment;

‘Security Period’ means the period beginning on the date of this Deed and ending on the date on which:

(a)	the Chargee has no obligation, actual or contingent, to make any credit or other facility available to the Chargor under any of the Facility Agreements; and

(b)	all the Secured Obligations have been unconditionally and irrevocably paid and discharged in full;

‘Shares’ means shares owned by the Chargor or held by any trustee, nominee, depositary, custodian or clearing house, system or agent on its behalf;

‘Specific Receiver’ means a receiver, as referred to in the Act, of some or all of the Security Assets.

1.2	INTERPRETATION

In this Deed -

1.2.1
a reference to a statute or statutory provision is a reference to that statute or statutory provision and to all orders, statutory instruments, regulations or other subordinate legislation made under the relevant statute as in force at the date of this Deed and as amended, consolidated or re-enacted from time to time;

1.2.2
a reference to a person includes a reference to an individual, firm, partnership, Chargor, corporation, body corporate, organisation, association, foundation, trust, government, state or state agency (whether or not having a legal personality);

1.2.3
a reference to documents, instruments and agreements (including, without limitation, this Deed and any document referred to in this Deed) are references to such documents, instruments and agreements as modified, amended, varied, supplemented or novated from time to time;

1.2.4	a reference to a party to this Deed include references to its successors, transferees and assigns;

1.2.5	a reference to a Clause, Sub-clause or Schedule is a reference to a clause or sub-clause of, and schedule to, this Deed, and references to this Deed include its Schedules;

1.2.6	a reference to a paragraph, unless otherwise expressly provided, is a reference to a paragraph of the Schedule in which the reference appears;

1.2.7	a reference to a time of day is a reference to London time unless otherwise stated;

1.2.8	a reference to a Security Asset is a reference to that Security Asset and any income, proceeds of sale and other monies derived from such asset;

1.2.9	a reference to an authorisation includes references to an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation and registration;

1.2.10	the contents page and clause headings are included for convenience only and do not affect the construction of this Deed; and

1.2.11	words denoting the singular include the plural and vice versa and the use of any gender includes the other genders.

2	COVENANT TO PAY

The Chargor covenants to pay to the Chargee the Secured Obligations when the same become due whether by acceleration or otherwise.

3	CREATION OF SECURITY

3.1	GENERAL

3.1.1	All the security created under this Deed -

(a) is created in favour of the Chargee;

(b)	is created over all present and future assets of the Chargor;

(c)	is security for the payment to the Chargee of the Secured Obligations; and

(d)	is made with full title guarantee.

3.1.2	If the rights of the Chargor under an agreement cannot be secured or assigned without the consent of a party to that document -

(a)	the Chargor must notify the Chargee promptly;

(b)	this Security will secure all amounts which the Chargor may receive, or has received, under that document but exclude the document itself; and

(c)	unless the Chargee otherwise agrees, the Chargor must use all reasonable endeavours to obtain the consent of the relevant party to that agreement being secured under this Deed.

3.2	LEGAL MORTGAGE

The Chargor charges by way of first legal mortgage its Real Property.

3.3	FIXED CHARGES

The Chargor charges by way of first fixed charge -

3.3.1	all estates or interests in any freehold or leasehold property now or in the future owned by the Chargor, to the extent that they are not the subject of the mortgage created in Clause 3.2 above;

3.3.2	its Investments;

3.3.3	its Plant and Machinery;

3.3.4	its Debts including, without limitation, their proceeds;

3.3.5	its Bank Accounts;

3.3.6	its Intellectual Property;

3.3.7	its Contracts; and

3.3.8	the following -

(a)	its goodwill;

(b)	the benefit of any authorisation (statutory or otherwise) held in connection with its business or its use of any Security Asset;

(c)	the right to recover and receive compensation which may be payable to it in respect of any authorisation referred to in paragraph (c) above; and

(d)	its uncalled capital;

(e)	its Insurances; and

(f)	its Rental Income.

3.4	FLOATING CHARGE

3.4.1	The Chargor charges by way of a floating charge all its assets not at any time otherwise effectively mortgaged or charged by way of fixed charge under this Deed.

3.4.2
The Chargee may by notice to the Chargor convert the floating charge created by the Chargor under this Clause into a fixed charge as regards any of the Chargor’s assets specified in that notice on the Enforcement Date or if the Chargee considers those assets to be in danger of being seised or sold under any form of distress, attachment, execution or other legal process or to be otherwise in jeopardy.

3.4.3	The floating charge created by this Clause will automatically convert into a fixed charge over all of the Chargor’s assets if -

(a)	the Chargor takes any step towards creating or permitting the creation of a Security Interest over any of the Secured Assets in favour of a third party other than the Permitted Security Interests; or

(b)	any creditor of the Chargor levies any distress, execution, sequestration or other process against any of its assets or takes any step to do so.

3.4.4	The floating charge created by this Clause is a qualifying floating charge for the purpose of paragraph 14 of Schedule B1 to the Insolvency Act 1986.

4	REPRESENTATIONS - GENERAL

4.1	STATUS OF SECURITY

The Chargor represents to the Chargee that this Deed creates those Security Interests it purports to create and is not liable to be amended or otherwise set aside on its liquidation or administration or otherwise.

4.2	TIME OF REPRESENTATIONS

The representations set out in this Deed (including in this Clause) are made on the date of this Deed. Unless a representation is expressed to be given at a specific date, each representation under this Deed is deemed to be repeated by the Chargor on each date during the Security Period. When a representation is repeated, it is applied to the circumstances existing at the time of repetition.

5	UNDERTAKING - GENERAL

5.1	INSURANCE

5.1.1
The Chargor undertakes during the Security Period to effect and maintain insurance with a reputable insurer in accordance with good commercial practice and, where appropriate, for the full reinstatement or replacement cost:

(a)	over its Security Assets;

(b)	against employer’s, property owner’s and occupier’s liability;

(c)	against product liability;

(d)	all other usual risks which a prudent person carrying on a business similar to that of the Chargor could reasonably insure against.

5.1.2	If and to the extent requested by the Chargee, the Chargor will -

(a)	provide details of all its Insurances;

(b)	deposit with the Chargee its Insurances and premium receipts;

(c)	if so requested by the Chargee, procure that the Chargee is the loss payee or has its interest as mortgagee noted on the Insurances;

(d)	if so requested by the Chargee, use all reasonable endeavours to procure that the insurers will confirm to the Chargee in writing -

(i) that they will accept payment of premiums from the Chargee in the event of non-payment by the Chargor;

(ii) that they will notify the Chargee in writing of any material claims and will pay all amounts paid out in respect of claims to the Chargee; and

(iii) that they will not cancel or permit the cancellation of an Insurance without giving the Chargee at least 28 days prior notice in writing;

(e)	notify the Chargee of any material claims made and material payments it receives from its Insurances; and

(f)	notify the Chargee of material changes to the terms of its Insurances.

5.2	PRESERVATION

The Chargor will not do or permit to be done, anything which may in any way depreciate, reduce or otherwise jeopardise the value or marketability of the Security Assets.

5.3	INFORMATION

The Chargor will at any time provide all information as may be reasonably requested by the Chargee relevant to the quantity, description or value of the Security Assets.

6	RESTRICTIONS ON DEALINGS

The Chargor may not -

(a)	create or permit to subsist any Security Interest over any Security Asset save for the Permitted Security Interests; or

(b)
sell, transfer, licence, lease, grant options or rights over or otherwise dispose of any Security Asset except those subject to the floating charge which may be disposed of for market value in the ordinary course of trading.

7	REAL PROPERTY

7.1	REPRESENTATIONS - REAL PROPERTY

The Chargor represents to the Chargee that except as disclosed in writing to the Chargee prior to the date of this Deed and other than in respect of Permitted Security Interests -

(a)	it is the legal and beneficial owner of its Real Property;

(b)	no breach of any law or regulation is outstanding which affects or might affect materially the value of its Real Property;

(c)	there are no covenants, agreements, stipulations, reservations, conditions, interest, rights or other matters whatsoever adversely affecting the Real Property;

(d)	nothing has arisen or has been created or is subsisting which would be an overriding interest over its Real Property;

(e)	no facilities necessary for the enjoyment and use of its Real Property are enjoyed by that Real Property on terms entitling any person to terminate or curtail its use;

(f)
it has received no notice of any adverse claims by any person in respect of the ownership of its Real Property or any interest in it, nor has any acknowledgement been given to any person in respect of its Real Property; and

(g)	its Real Property is held by it free from any Security Interest, leases, tenancies or licences.

7.2	REPAIR

The Chargor must keep -

(a)
its Premises, where it is not the tenant under a lease, in good and substantial repair and condition and where it is a tenant under a lease, in accordance with the terms and covenants contained in that lease; and

(b)	its Fixtures and Plant and Machinery in a good state of repair and in good working order and condition.

7.3	COMPLIANCE WITH LEASES

The Chargor must -

(a)	perform all the terms on its part contained in any lease comprised in its Real Property;

(b)	not do or allow to be done any act as a result of which any lease comprised in its Real Property may become liable to forfeiture or otherwise be terminated; and

(c)	notify the Chargee in writing of any notice of forfeiture or termination.

7.4	ACQUISITIONS

7.4.1	If the Chargor acquires any freehold or leasehold property after the date of this Deed it must -

(a)	notify the Chargee immediately;

(b)
immediately on request by the Chargee and at the cost of the Chargor, execute and deliver to the Chargee a legal mortgage in favour of the Chargee of that property in such form as the Chargee may require; and

(c)
if the title to that freehold or leasehold property is registered at H.M. Land Registry or required to be so registered, request H.M. Land Registry to enter notice of this Deed on the Charges Register of the relevant title number.

7.4.2
If the consent of the landlord in whom the reversion of a lease is vested is required for the Chargor to execute a legal mortgage over the lease, the Chargor will not be required to perform that obligation unless and until it has obtained the landlord’s consent. The Chargor must use its reasonable endeavours to obtain the landlord’s consent.

7.5	COMPLIANCE WITH LAWS

7.5.1	The Chargor must perform all its obligations under any law or regulation in any way related to or affecting its Real Property.

7.5.2
The Chargor must, within 7 days after the receipt by it of any application, requirement, order or notice served or given by any public or local or any other authority with respect to its Real Property (or any part of it) -

(a)	deliver a copy to the Chargee;

(b)	inform the Chargee of the steps taken or proposed to be taken to comply with the relevant requirement; and

(c)	provide the Chargee with such information as it may require in relation to the matter.

7.6	DEVELOPMENT WORKS

7.6.1	The Chargor shall not -

(a)	demolish or remove any Premises or Fixtures; or

(b)	build or permit on the Real Property any building, installation or structure; or

(c)	permit a change of use of any Premises; or

(d)	do any act or permit any act which may result in a fall in value of any part of the Real Property without the Chargee’s prior written consent.

7.6.2	The Chargor shall -

(a)	provide the Chargee if requested with all plans and specifications of its Developments or proposed Developments;

(b)	comply with all applicable planning and environmental laws;

(c)	comply with all applicable conditions of any planning consents or agreements; and

(d)
after the Security has become enforceable, permit the Chargee, a Receiver and their agents at the Chargor’s cost to procure the completion of the Developments and in so doing the Chargee shall not become liable to account to the Chargor as a mortgagee in possession.

7.7	LEASES

7.7.1	The Chargor may not -

(a) grant or agree to grant (whether in exercise, or independently, of any statutory power) any lease, tenancy or licence of its Real Property;

(b) agree to vary, waive or release the terms of any lease or tenancy it has granted; or

(c) accept a surrender of any such lease or tenancy.

7.7.2	The Chargor shall -

(a) perform and observe all covenants and conditions of leases and tenancies it has granted; and

(b) use all reasonable endeavours to enforce the material obligations of the other parties to such leases and tenancies.

7.8	THE LAND REGISTRY

The Chargor must apply to the Chief Land Registrar for a restriction in the following terms to be entered on the Register of Title relating to any of its Real Property registered at HM Land Registry:

‘Except under an order of the Registrar, no disposition or dealing by the proprietor of the land is to be registered or noted without the prior written consent of the proprietor for the time being of the Debenture dated [                        ]referred to in the Charges Register.’

7.9	DEPOSIT OF TITLE DEEDS

Unless such deeds and documents are deposited with a third party pursuant to a legal binding obligation to do so which is contained in a document dated prior to the date of this Deed, the Chargor must deposit with the Chargee all deeds and documents of title and all local land charges, land charges and Land Registry search certificates and similar documents relating to its Real Property.

7.10	ACCESS VALUATION AND REPAIR

The Chargor must permit the Chargee and any person nominated by it at all reasonable times to enter any part of its Real Property for the purpose of carrying out a valuation and view the condition of it.

7.11	INVESTIGATIONS OF TITLE

The Chargor must grant the Chargee or its lawyers on reasonable request at any time during the Security Period all facilities within the power of that Chargor to enable the Chargee or its lawyers (at the expense of that Chargor) to:

(a) carry out investigations of title to its Real Property; and

(b) make such enquiries in relation to any part of its Real Property as a prudent mortgagee might carry out.

7.12	REPORT ON TITLE

The Chargor must, as soon as practicable after a request by the Chargee at any time during the Security Period, provide the Chargee with a report on title of that Chargor to its Real Property concerning those items which may properly be sought to be covered by a prudent mortgagee in a lawyer’s report of this nature.

7.13	NON-COMPLIANCE

If a Chargor fails to perform any term, condition, covenant or restriction affecting its Real Property or receives any notice alleging such failure, the Chargor must provide the Chargee with such details as the Chargee requires and allow the Chargee, a Receiver and their agents and contractors :

(a) to enter any part of its Real Property;

(b) to take any action as the Chargee may reasonably consider necessary or desirable to prevent or remedy any breach of any such term, condition or breach; and

(c) to comply with or object to any notice served on the Chargor in respect of its Real Property.

The Chargor must immediately on request by the Chargee pay the reasonably and properly incurred costs and expenses of the Chargee, a Receiver and their agents and contractors incurred in connection with any action taken by it under this Sub-clause.

8	INVESTMENTS

8.1	REPRESENTATIONS - INVESTMENTS

The Chargor represents to the Chargee that -

(a) its Shares are fully paid; and

(b) it is the sole legal and beneficial owner of its Investments.

8.2	DEPOSIT OF TITLE AND TRANSFER DOCUMENTS

8.2.1
Unless such certificates or documents are deposited with a third party pursuant to a legal binding obligation to do so which is contained in a document dated prior to the date of this Deed, the Chargor must immediately deposit with the Chargee, or as the Chargee may direct, all certificates and other documents of title or evidence of ownership in relation to its Investments and promptly execute and deliver to the Chargee all transfer instruments and other documents which may be requested by the Chargee in order to enable the Chargee or its nominees to be registered as the owner or otherwise obtain a legal title to any of its Investments.

8.2.2
In respect of Investments held by a nominee of any clearance or settlement system, the Chargor shall deliver to the Chargee duly executed stock notes or other documents in the name of the Chargee issued by such nominee and representing or evidencing any benefit or entitlement to such Investments.

8.2.3	The Chargor shall instruct any clearance system to transfer any Investments held by it for the Chargor or its nominee to an account of the Chargee or its nominee in that clearance system.

8.2.4	The Chargor shall take whatever action the Chargee may request for the dematerialisation or rematerialisation of any Investment held in a clearance system.

8.2.5
The Chargor shall give notice of this Security to any custodian of its Investments and use its best endeavours to ensure that the custodian acknowledges such notice each in such form as the Chargee requires.

8.3	PRESERVATION OF VALUE

The Chargor may not take or allow the taking of any action which may result in the value of, or rights attaching to, any of its Investments being reduced, lost or altered other than with the written consent of the Chargee, such consent not to be unreasonably withheld.

8.4	CALLS

The Chargor must pay all calls or other payments due and payable in respect of any of its Investments. If the Chargor fails to do so, the Chargee may pay the calls or other payments on behalf of the Chargor. The Chargor must immediately on demand reimburse the Chargee for any payment made by the Chargee under this Sub-clause.

8.5	OTHER OBLIGATIONS

8.5.1
The Chargor must promptly comply with all requests for information which are made under section 212 of the Companies Act 1985 or any similar provision contained in any articles of association or other constitutional document relating to any of its Investments and copy such requests and responses to the Chargee. If it fails to do so, the Chargee may elect to provide such information as it may have on behalf of the Chargor.

8.5.2	The Chargor must comply with all other conditions and obligations assumed by it in respect of any of its Investments.

8.5.3	The Chargee is not obliged to -

(a) perform any obligation of the Chargor;

(b) make any payment, or to make any enquiry as to the nature or sufficiency of any payment received by it or the Chargor; or

(c) present or file any claim or take any other action to collect or enforce the payment of any amount to which it may be entitled under this Deed, in respect of any Investment.

8.6	VOTING RIGHTS AND INCOME

8.6.1
Before this Security becomes enforceable the voting rights, powers and other rights in respect of the Investments shall be exercised in any manner which the Chargor may direct in writing and all income paid or payable in relation to any Investments may be paid directly to the Chargor. The Chargor must indemnify the Chargee against any loss or liability incurred by the Chargee as a consequence of the Chargee acting in respect of its Investments on the direction of the Chargor.

8.6.2
After this Security has become enforceable, the Chargee may exercise (in the name of the Chargor and without any further consent or authority on the part of the Chargor) any voting rights and any powers or rights which may be exercised by the legal or beneficial owner or holder of any Investment. All income paid in relation to any Investments shall be paid to the Chargee.

8.7	NEW INVESTMENTS

The Chargor shall promptly notify the Chargee in writing of the acquisition of any new Investments after the date of this Deed which shall form part of the Security.

9	DEBTS AND RENTAL INCOME

9.1	RESTRICTION ON DEALING

The Chargor shall not at any time without the prior written consent of the Chargee sell, assign, discount, factor, charge, deal with, amend the terms of, exchange, compromise, or grant time or indulgence in respect of its Debts or Rental Income.

9.2	PROCEEDS

The Chargor must promptly get in and realise its Debts and Rental Income and promptly upon receipt pay the proceeds into such bank account as the Chargee shall specify.

9.3	FURTHER ASSIGNMENT

The Chargor shall if required by the Chargee promptly execute an assignment of its Debts and Rental Income and give written notice of such assignment to the debtor each in such form as the Chargee shall prescribe.

9.4	INFORMATION

The Chargor shall provide to the Chargee at its request a list of debtor names, addresses, amounts and due dates in respect of its Debts and Rental Income together with such other information as the Chargee may require.

10	INTELLECTUAL PROPERTY

10.1	REPRESENTATIONS - INTELLECTUAL PROPERTY

The Chargor represents to the Chargee that as at the date of this Deed -

(a) the Intellectual Property Rights owned by it are all of the Intellectual Property Rights required by it in order for it to carry on its business as it is now being conducted;

(b) it is the sole legal and beneficial owner of its Intellectual Property Rights;

(c) its Intellectual Property Rights are free of any Security Interests (except for any Permitted Security Interest) and any other rights or interests (including any licences) in favour of third parties;

(d) it does not, in carrying on its business, knowingly infringe any Intellectual Property Rights of any third party; and

(e) to its knowledge, no Intellectual Property Right owned by it is being or threatened to being infringed.

10.2	PRESERVATION OF VALUE

The Chargor must -

(a) make such registrations and pay such fees, registration taxes and similar amounts as are necessary to keep its Intellectual Property Rights in force;

(b) take all other steps which are reasonably practicable to maintain and preserve its interests in its Intellectual Property Rights;

(c) if requested to do so by the Chargee, make entries in any public register of its Intellectual Property Rights which either record the existence of this Deed or the restrictions on disposal imposed by this Deed; and

(d) take such steps as are reasonably necessary (including the institution of legal proceedings) to prevent third parties infringing its Intellectual Property Rights.

The Chargor shall use all reasonable endeavours to ensure that, except with the prior consent of the Chargee, none of its Intellectual Property Rights which are registered are abandoned or cancelled, lapse or are liable to any claim of abandonment for non-use or otherwise.

10.3	NEW INTELLECTUAL PROPERTY

The Chargor shall promptly notify the Chargee in writing of the acquisition of further Intellectual Property after the date of this Deed which shall form part of the Security.

11	BANK ACOUNTS

11.1	ACCOUNT DETAILS

The Chargor will provide full details of its Bank Accounts when so requested by the Chargee and notify the Chargee of the details of any new Bank Accounts as soon as they are opened.

11.2	NOTICE

The Chargor will give notice to the account holding bank in the form of Schedule 2 if so requested by the Chargee and use all reasonable endeavours to procure an acknowledgement of such notice in the form of Schedule 2.

12	CONTRACTS

12.1	AMENDMENT OF WAIVER

The Chargor will not amend or waive any term of any Contract without the Chargees' prior written consent.

12.2	NOTICE

The Chargor will give notice to counterparties in the form of Schedule 1 if so requested by the Chargee and use all reasonable endeavours to procure an acknowledgement of such notice in the form of Schedule 1 and take such further action as may be reasonably necessary to ensure that the Chargee receives the full benefit of all such Contracts.

13	ENFORCEMENT

13.1	ENFORCEMENT

This Security will become immediately enforceable at the Enforcement Date or if the Chargor requests the Chargee in writing to enforce the Security.

13.2	POWER OF SALE

The power of sale and other powers conferred by Section 101 of the Act, as amended by this Deed, will be immediately exercisable at any time after this Security has become enforceable.

13.3	METHOD OF ENFORCEMENT

The Chargee may enforce the Security by -

(a) appointing an Administrator;

(b) if permitted to do so by the Insolvency Legislation, appointing an Administrative Receiver of the Chargor;

(c) appointing a Specific Receiver of some or all of the Security Assets;

(d)
taking possession of, receiving the benefit of or selling Security Assets, giving notice to the Chargor or to any other person in relation to any Security Assets, exercising a right of set-off or in any other manner permitted by law, whether in England or any other jurisdiction.

13.4	GENERAL

13.4.1	For the purposes of all powers implied by statute, the Secured Obligations are deemed to have become due and payable on the date of this Deed.

13.4.2	Section 103 of the Act (restricting the power of sale) and Section 93 of the Act (restricting the right of consolidation) shall not apply to this Security.

13.4.3
The statutory powers of leasing conferred on the Chargee are extended so as to authorise the Chargee to lease, make agreements for leases, accept surrenders of leases and grant options as the Chargee may think fit and without the need to comply with any provision of section 99 or 100 of the Act.

13.5	PRIVILEGES

Each Receiver and the Chargee is entitled to all the rights, powers, privileges and immunities conferred by the Act on mortgagees and receivers duly appointed under the Act, except that Section 103 of the Act shall not apply.

13.6	THIRD PARTIES

No person (including a purchaser) dealing with the Chargee, a Receiver or their agents will be concerned to enquire -

(a)	whether the Secured Obligations have become payable;

(b)	whether any power which the Chargee or a Receiver is purporting to exercise has become exercisable or is being properly exercised;

(c)	whether any of the Secured Obligations are unpaid; or

(d)	how any money paid to the Chargee or the Receiver is to be applied.

14	ADMINISTRATOR AND RECEIVER

14.1	APPOINTMENT

14.1.1	An Administrator must be appointed in accordance with Insolvency Legislation.

14.1.2	A Receiver must be appointed by an instrument in writing and otherwise in accordance with Insolvency Legislation.

14.1.3	Section 109(1) of the Act shall not apply to this Deed.

14.1.4
If at any time two or more persons hold the office of Receiver, they may act jointly and/or severally so that each shall be entitled (unless stated otherwise in the instrument appointing them) to exercise the Receiver’s powers on their own.

14.2	REMOVAL

The Chargee may, to the fullest extent permitted by law, by writing under its hand remove any Receiver appointed by it and may whenever it thinks fit, appoint a new Receiver in the place of any Receiver whose appointment may for any reason have terminated.

14.3	REMUNERATION

The Chargee may fix the remuneration of any Receiver appointed by it and the maximum rate specified in Section 109(6) of the Act shall not apply.

14.4	AGENT OF CHARGOR

A Receiver will be deemed to be the agent of the Chargor for all purposes and accordingly will be deemed to be in the same position as a Receiver duly appointed by a mortgagee under the Act. The Chargor is responsible for the contracts, engagements, acts, omissions, defaults and losses of a Receiver and for liabilities incurred by a Receiver. The Chargee will not incur any liability (either to the Chargor or to any other person) by reason of the appointment of a Receiver.

14.5	RELATIONSHIP WITH CHARGEE

To the fullest extent allowed by law, any right, power or discretion conferred by this Deed (either expressly or impliedly) or by law on a Receiver may after the Security becomes enforceable be exercised by the Chargee in relation to any Security Asset without first appointing a Receiver and notwithstanding the appointment of a Receiver.

15	POWERS OF ADMINISTRATOR AND RECEIVER

15.1	POWERS

15.1.1	An Administrator will have the powers given to him by the Insolvency Legislation.

15.1.2	An Administrative Receiver will have:

(a)	the powers given to him by the Insolvency Legislation;

(b)	the powers given to a mortgagee or receiver by the Act; and

(c)
the power to do, or omit to do, on behalf of the Chargor, anything which the Chargor could have done, or omitted to do, if the Security Assets were not the subject of the Security and the Chargor was not in insolvency proceedings.

15.1.3	A Specific Receiver will have the same powers as an Administrative Receiver in respect of the Security Assets over which he is appointed.

15.1.4	The Chargee will, if it enforces the Security itself, have the same powers as an Administrative Receiver in respect of the Security Assets which are the subject of the enforcement.

15.1.5	Except to the extent provided by law, none of the powers described in this Clause 15 will be affected by an Insolvency Event in relation to the Chargor.

16	APPLICATION OF PROCEEDS

Any moneys received by the Chargee or any Receiver after this Security has become enforceable must be applied in the following order of priority -

(a)
in or towards payment of or provision for all costs and expenses incurred by the Chargee or any Receiver under or in connection with this Deed and of all remuneration due to any Receiver under or in connection with this Deed;

(b)	in or towards payment of any debts which are by statute made payable in preference to the Secured Obligations;

(c)	in or towards payment of or provision for the Secured Obligations (in such order as between expenses, interest and principal as the Chargee shall determine); and

(d)	in payment of the surplus (if any) to the Chargor or other persons entitled to it.

This Clause does not prejudice the right of the Chargee to recover any shortfall from the Chargor.

17	INTEREST

17.1
If a party fails to pay to the Chargee any amount payable under this Deed on its due date, it shall pay interest on such amount for the period from the due date to the date of actual payment (both before and after judgment) at the Default Rate.

17.2	The Chargee may compound interest and reset the cost of funding element of the Default Rate at such intervals as it deems appropriate.

18	EXPENSES AND INDEMNITY

18.1
The Chargor must immediately on demand pay all costs and expenses (including legal fees) reasonably and properly incurred by the Chargee, any Receiver, attorney, manager, agent or other person appointed by the Chargee under this Deed as a consequence of entering into this Deed or protecting or enforcing its rights in legal proceedings and keep each of such persons indemnified against all actions, costs, charges, claims, demands, expenses and liabilities (including legal fees) incurred by them in relation to:

(a)	anything done or omitted in the exercise of these powers (unless caused by their gross negligence or wilful misconduct); and

(b) any claim made against them which would not have arisen if this Deed had not been entered into; and

(c) any breach, non-observance or non-performance of any obligations of the Chargor; and

(d) breach or non-observance of any laws or regulations applicable to the Chargor.

19	PROTECTION FOR CHARGEE

Neither the Chargee or any Receiver shall in any circumstances have any liability to the Chargor -

(a)	for any act, default or omission of the Chargee, a Receiver or their agents or contractors;

(b)	to account as mortgagee in possession; or

(c)	for any loss on realisation of Security.

20	FURTHER ASSURANCES

Each Chargor must, at its own expense, take whatever action the Chargee or a Receiver may require for:

(a)	creating, perfecting or protecting the security intended to be created by this Deed; or

(b)
facilitating the realisation of any Security Asset, or the exercise of any right, power or discretion exercisable, by the Chargee or any Receiver or any of its delegates or sub-delegates in respect of any Security Asset.

This includes, without limitation -

(a)	the execution of any transfer, conveyance, assignment, assurance, mortgage or charge of any property, whether to the Chargee or to its nominee; or

(b)	the giving of any notice, order or direction and the making of any registration; or

(c)	the execution or deposit of any other document.

in such form as the Chargee may direct.

21	POWER OF ATTORNEY

Each Chargor, by way of security, irrevocably appoints the Chargee and each Receiver to be its attorney to:

(a)	take any action which that Chargor is obliged to take under this Deed; and

(b)	exercise any of the rights conferred on the attorney by this Deed or by law.

The Chargor ratifies and confirms whatever any attorney does or purports to do under its appointment under this Clause.

22	MISCELLANEOUS

22.1	CONTINUING SECURITY

The Security is continuing security and shall not be satisfied, discharged or affected by any intermediate payment or settlement of account and shall secure the ultimate balance of the Secured Obligations from time to time owing to the Chargee.

22.2	ADDITIONAL SECURITY

This Deed shall be additional to any other guarantee or security now or in the future held from the Chargor or any other person in respect of the Secured Obligations.

22.3	APPROPRIATIONS AND SUSPENSE ACCOUNT

Until the end of the Security Period, the Chargee may without affecting the liability of the Chargor under this Deed:

(a)	refrain from applying or enforcing any other moneys, security or rights held or received by the Chargee in respect of those amounts; or

(b)	apply and enforce them in such manner and order as it sees fit (whether against those amounts or otherwise); and

(c)	hold in an interest-bearing suspense account any moneys received from the Chargor or on account of that Chargor’s liability under this Deed.

22.4	NEW ACCOUNT

If, due to the occurrence of any event or for any other reason, the Security would otherwise cease to any extent to be a continuing security for the Secured Obligations, the Chargee may open a new account with the Chargor. If the Chargee does not open a new account, it will nevertheless be treated as if it had done so at the time when it received or was deemed to receive notice of that event or reason. As from that time all payments received by the Chargee will be credited or treated as credited to the new account and will not reduce the amount of the Secured Obligations.

22.5	LIABILITY

The Chargor hereby agrees that the Chargee shall not be under any duty of care or other obligation of whatsoever description to it, and any liability on the part of the Chargee to the Chargor as a result or in consequence of any breach of any duty or obligation that but for this clause would be owed to the Chargor is hereby expressly excluded provided that this shall not apply in relation to any liability to the extent it arises as a result of fraud or wilful default on the part of the Chargee.

22.6	REINSTATEMENT

Any release, settlement or discharge between the Chargee and the Chargor shall be conditional upon no security, disposition or payment to the Chargee by that Chargor, or any other guarantor or provider of security, being avoided, set aside, reduced or ordered to be refunded by virtue of any statutory provision relating to insolvency or liquidation for the time being in force or for any reason whatsoever. If the same is so avoided, set aside, reduced or ordered to be refunded, the Chargee shall be entitled to recover the value or amount of any such security, disposition or payment from the Chargor subsequently as if such settlement or discharge had not occurred. The Chargee shall be entitled to concede or compromise any claim that any security or payment is liable to avoidance or repayment.

22.7	SET-OFF

The Chargor hereby agrees that the Chargee may at any time without further notice notwithstanding any settlement of account or other matter whatsoever set-off or transfer any sum standing to the credit of any account or any matured or unmatured claim owed to the Chargor in or towards satisfaction of any matured obligations or liabilities of the Chargor to the Chargee. In effecting such combination set-off or transfer the Chargee may convert one currency in to another and such conversion shall be calculated at the then prevailing spot rate of exchange (as conclusively determined by the Chargee) for purchasing the relevant currency for which that Chargor is liable with the existing currency and such Chargor must immediately on demand reimburse the Chargee for the expenses it incurred in making such conversion.

22.8	CURRENCY INDEMNITY

If -

(a)
any amount payable by any Chargor under this Deed or in connection herewith is received by the Chargee in a currency (‘the Payment Currency’) other than that agreed to be payable under the Finance Document or otherwise (‘the Agreed Currency’), whether as a result of any judgment or order or the enforcement thereof, the liquidation of the Chargor or otherwise howsoever; and

(b)	the amount produced by converting the Payment Currency so received into the Agreed Currency is less than the relevant amount of the Agreed Currency,

then the Chargor shall, as an independent obligation, indemnify the Chargee on demand for the deficiency and any loss sustained as a result. Such conversion shall be made at such prevailing rate of exchange, on such date and in such market as is determined by the Chargee as being most appropriate for such conversion. The Chargor shall in addition pay on demand the costs of such conversion.

22.9	SEVERABILITY

If any provision of this Deed is or becomes illegal, invalid or unenforceable in any jurisdiction, it shall not affect the validity or enforceability:

(a)	in that jurisdiction of any other provision; or

(b)	in any other jurisdiction of that or any other provision.

22.10	RIGHTS AND WAIVERS

The rights of the Chargee under this Deed -

(a)	may be exercised as often as necessary;

(b)	are in addition to and not in place of its rights under general law;

(c)	may be waived only in writing; and

(d)	shall not be waived by virtue of any delay in exercising them.

23	AMENDMENTS AND CONSENTS

No amendment, waiver or consent shall be effective unless made in writing.

24	ASSIGNMENT AND DISCLOSURE

The Chargee may assign, transfer or grant a participation in the whole or any part of the benefit of this Deed to any person to whom all or any part of its rights and obligations under any Facility Agreement are assigned, transferred or participated. The Chargee may disclose any information concerning the Chargor to any such assignee, transferee or participant.

25	CERTIFICATE

A certificate of an officer of the Chargee as to amounts due under this Deed shall be conclusive in the absence of manifest error.

26	NOTICES

26.1
Every demand, notice or other communication under this Deed shall be in writing delivered personally or by first-class prepaid letter or facsimile transmission addressed to the relevant party at its registered office specified above or to any fax number which is published as belonging to it (or such other address or fax number as is notified by one party to the other party hereunder).

26.2
Every demand, notice or other communication shall, subject as otherwise provided in this Deed, be deemed to have been received, in the case of a facsimile transmission, at the time of despatch (provided that if the date of despatch is not a business day (at the place of the recipient’s address) it shall be deemed to have been received at the opening of business on the next such business day) and, in the case of a letter, when delivered personally or two business days after it has been put into the post.

27	ELECTRONIC COMMUNICATIONS

Communications by e-mail or other electronic means not specifically mentioned in this Deed shall not be valid for the purposes of this Deed and notwithstanding the provisions of Section 7 of the Electronic Communications Act 2000 the Chargee shall not be obliged to treat any such notice as authentic or effective or take any action in respect of the same.

28	LIABILITY TO THIRD PARTIES

No term of this Deed shall be enforceable by any person who is not a party to it under the Contracts (Rights of Third Parties) Act 1999.

29	GOVERNING LAW

29.1	This Deed is governed by English law.

30	JURISDICTION

30.1	The courts of England shall have exclusive jurisdiction to settle any dispute arising out of or in connection with this Deed.

30.2	The parties to this Deed agree that the courts of England are the most appropriate and convenient courts to settle such disputes and accordingly no such party will claim to the contrary.

This Deed has been executed and delivered as a deed on the date stated at the beginning of this Deed.

SCHEDULE 1 - CONTRACTS NOTICE

To:	[Counterparty]

Date:	[ ]

Dear Sirs

NOTICE OF CHARGE

1
We give you notice that, under a debenture dated [    ] May 2007 entered into by us in favour of Cornell Capital Partners, LP (‘the Chargee’), we have charged to the Chargee by way    of first fixed charge all of our rights in [insert details of agreement concerned] (‘the Agreement’).

2	We will remain liable for our obligations under the Agreement. The Chargee has no obligations under it.

3	We have agreed with the Chargee not to terminate or amend the Agreement or to waive any of its terms without the prior written consent of the Chargee.

4	We instruct you to -

(a)
make all payments due to us under the Agreement to the Chargee (whose receipt will be a good discharge to you for such payment) such payment to be made to the  Chargee’s account with Wachovia Bank, Downtown Financial Center, 101 Hudson Street, Jersey City, NJ 07302, sort code ABA number: 031 201 467, account name: Cornell  Capital Partners, LP, account number: 200001863938; and

(b)
disclose to the Chargee without further approval from us, such information regarding the Agreement as the Chargee may from time to time request and to send it copies of  all notices issued by you under the Agreement.

5	This instruction is irrevocable and cannot be varied or terminated without the written consent of the Chargee.

6	Please sign the enclosed acknowledgement and return it to the Chargee at 101 Hudson Street, Jersey City, NJ 07302 USA marked for the attention of The General Counsel.

For and on behalf of
Futuremedia plc

ACKNOWLEDGEMENT OF CHARGE

To: Cornell Capital Partners, LP

7	We acknowledge receipt of the notice described above.

8	We have not received notice that any other person has an interest in the Agreement.

9	We will comply with the instructions in the notice.

10	We agree that no amendment or termination of the Agreement, nor any waiver of its terms, will be effective unless it is approved by the Chargee.

11	We will not exercise any right of set-off against payments owing by us under the Agreement unless they arise out of the Agreement itself.

Executed as a deed by	)
[Counterparty] [Limited][Plc] acting by -)		____________________________ Director
)

____________________________ Director/Secretary

Date: [                       ]

SCHEDULE 2 - BANK ACCOUNTS NOTICE

To:	[Account Bank]

Date:	[ ]

Dear Sirs

NOTICE OF CHARGE

1
We give you notice that, under a debenture dated [    ] May 2007 entered into by us in favour of Cornell Capital Partners, LP (‘the Chargee’), we have charged to the Chargee by way of first fixed charge all of our rights in our account with you (no. [                       ]) (‘the Account’).

2	We have agreed with the Chargee not to close the Account or to amend or waive any of its terms without the prior written consent of he Chargee.

3	We instruct you -

(a)	to honour withdrawals from the Account if requested by the Chargee;

(a)	not to honour any withdrawals from the Account if requested by us, unless our instructions are countersigned by the Chargee; and

(b)
disclose to the Chargee, without further approval from us, such information regarding the Account as the Chargee may from time to time request and to send it copies of all statements and other notices issued by you in connection with the Account.

4	These instructions are irrevocable and cannot be varied or terminated without the written consent of the Chargee.

5	Please sign the enclosed acknowledgement and return it to the Chargee at 101 Hudson Street, Jersey City, NJ 07302 USA marked for the attention of The General Counsel.

________________________________________
For and on behalf of
Futuremedia plc

ACKNOWLEDGEMENT OF CHARGE

To:  Cornell Capital Partners, LP

1	We acknowledge receipt of the notice described above.

2	We have not received notice that any other person has an interest in the Account.

3	We will comply with the instructions in the notice.

4	We will not, without the Chargee’s consent, exercise any right of combination, consolidation or set-off which we may have in respect of the Account.

Executed as a deed by	)
[Account Bank] acting by -)		____________________________ Authorised signatory
)

____________________________ Authorised signatory

Date: [                       ]

SCHEDULE 3 - PERMITTED SECURITY

A debenture dated 15 Aug 2002 and granted by Futuremedia plc in favour of HSBC Bank plc including a Fixed Equitable Charge over all present and future freehold and leasehold property; First Fixed Charge over, among other things, book and other debts, chattels, goodwill and uncalled capital, both present and future; and First Floating Charge over all assets and undertaking both present and future given by the Company.

A debenture dated 25 April 2006 and granted by Futuremedia plc in favour of Cornell Capital Partners LP including Fixed Equitable Charge over all present and future freehold and leasehold property; First Fixed Charge over, among other things, book and other debts, chattels, goodwill and uncalled capital, both present and future; and First Floating Charge over all assets and undertaking both present and future.

A debenture dated 25 April 2006 and granted by Futuremedia plc in favour of TAIB Bank B.S.C. including Fixed Equitable Charge over all present and future freehold and leasehold property; First Fixed Charge over, among other things, book and other debts, chattels, goodwill and uncalled capital, both present and future; and First Floating Charge over all assets and undertaking both present and future.

A debenture dated 25 April 2006 and granted by Futuremedia plc favour of Certain Wealth Limited including Fixed Equitable Charge over all present and future freehold and leasehold property; First Fixed Charge over, among other things, book and other debts, chattels, goodwill and uncalled capital, both present and future; and First Floating Charge over all assets and undertaking both present and future given by Futuremedia.

A cross guarantee and debenture dated 2 January 2007 and granted by Futuremedia and Button Group plc in favour of Barclays Bank plc.

SIGNATORIES

Chargor

Executed and delivered as a deed by	)
FUTUREMEDIA PLC	)	/s/ Michiel Steel Michiel Steel, Director
acting by	)

/s/ Jan Vandamme Jan Vandamme, Director

Chargee

Executed and delivered as a deed by	)	/s/ Mark Angelo
CORNELL CAPITAL PARTNERS LP	)	Mark Angelo
acting by	)